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                                   FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           SEC File No.: 0-29373
                                                              CUSIPNo.:818542102

                           NOTIFICATION OF LATE FILING

               [ ] Form 10-KSB     [ ] Form 11-K    [ ]Form 20-F
                       [X] Form 10-QSB     [ ] Form N-SAR

For Period Ended: May 31, 2000

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant: Seychelle Environmental Technologies,  Inc.

         Former Name if Applicable: N/A

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         City, State and Zip Code:  32921 Calle Perfecto
                                    San Juan Capistrano, California 92675



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PART II - RULES 12b-25(b) and (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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         State below in reasonable detail the reasons why the Form 10-KSB, 11-K,
20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The Registrant is unable to timely file without unreasonable effort or expense its quarterly report on Form 10-QSB for the fiscal quarter ended May 31, 2000. This quarterly report is the first such report which the Company has been required to file. Certain comparative information from the previous year is still being separately compiled and will not be available until after the filing deadline. The Company intends to file the Form 10-QSB by the extension date.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

                  Carl Palmer       (949)         234-1999
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                     Name        (Area Code) (Telephone Number)

         (2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).

                                                      [X] Yes    [ ] No


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         (3)      It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes    [X] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Seychelle Environmental Technologies, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 13, 2000.

                                      Seychelle Environmental Technologies, Inc.

                                      By: /s/ Carl Palmer
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                                          Carl Palmer
                                          President

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